Exhibit 99.1

AVRICORE HEALTH ANNOUNCES FILING UPDATE

VANCOUVER, British Columbia, April 27, 2020 -- Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) ("Avricore Health" or the "Company") a leader in point-of-care testing and health data generation,is providing an update on the status of its annual financial statements, accompanying management discussion & analysis and related officer certifications (collectively "Annual Filings") for the year ended December 31, 2019, as well as its interim financial statements, accompanying management discussion & analysis and related officer certifications (collectively "Interim Filings") for the period ended March 31, 2020.

On March 18, 2020, the Canadian Securities Administrators announced that they will provide issuers with a 45-day filing extension for filings required on or before June 1, 2020 as a result of the COVID-19 pandemic. As such, the British Columbia Securities Commission has enacted BC Instrument 51-515 ("BCI 51-515"), Temporary Exemption from Certain Corporate Finance Requirements.

The Corporation will be relying on the temporary exemption pursuant to section 10 of BCI 51-515 in respect to the following provisions:

•The requirement to file its Annual Filings as per sections 4.2(b) and 5.1(2) of National Instrument 51-102 ("NI 51-102") and section 4.1 of National Instrument 52-109 ("NI 52109")

•The requirement to file its Interim Filings as per sections 4.4(b) and 5.1(2) of NI 51-102 and section 5.1 of NI 52-109

The Corporation expects to file its Annual Filings on or about June 12, 2020 and it expects to file its Interim Filings on or about July 14, 2020.

Management and insiders of the Corporation are subject to a trading black-out policy that reflects the principles in section 9 of National Policy 11-207 Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

The Corporation confirms that there have been no material developments, other than those disclosed through news releases, since the filing of its interim financial statements for the period ended September 30, 2019.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™  test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online.  Visit our HealthTab™ website to learn more.

As part of this direction for HealthTab™, the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities.  This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

Pharmacies agree to a two-year lease commitment, as well as the purchase of lipid and metabolic panels and other consumables from the Company.  De-identified, statistical data can also be monetized, presenting additional revenue streams for the Company.

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the financing and the expected timing thereof and the Company's expected use of proceeds from the financing; the unique features that the HealthTabTM platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com
www.avricorehealth.com